May 31, 2019

Charlie Uchill
Board Member and COO
CERES Coin LLC
c/o CM Solutions LLC
39W462 Baert Lane
St. Charles, Illinois 60175

       Re: CERES Coin LLC
           Amendment No. 1 to Draft Offering Statement on Form 1-A Submitted April 16, 2019
           CIK No. 0001734118

Dear Mr. Uchill:

      We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Draft Offering Statement on Form 1-A

General

1. We note your response to comment 2. We further note that the offering limitation set forth in Rule 251(a) of Regulation A is calculated on the basis of proceeds for all securities sold during the past 12 months pursuant to Regulation A. Your response indicates that you plan to calculate the offering limitation on the basis of Coins currently outstanding at a particular time. As such, it is unclear to us how you intend to ensure that your ongoing sales and repurchases of Coins will comply with the limitations set forth in Rule 251(a). Please revise your offering circular to explain how you plan to comply with these requirements.
 Charlie Uchill
FirstName LastNameCharlie Uchill
CERES Coin LLC
Comapany NameCERES Coin LLC
May 31, 2019
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2. We note your response to comment 3. We note your disclosure throughout the offering circular, including on pages 105-109, regarding the voting, distribution, and liquidation rights associated with the Tokens. We also note your response to comment 1, which states in part "[t]he Tokens are intended to be an investment vehicle, granting the holders the right to receive a percentage interest of both the Company's "Loan Business" (i.e.[,] the interest to be received by the Company in connection with the "Loans" it makes) and the
         Company's "Blockchain Business" (i.e.[,] the "Transaction Fees" to be received by the
         Company from users in connection with the use of its proprietary Framework)." Given the terms of the Tokens as currently described, it is not clear to us your basis for determining that they do not represent an equity interest in the company. Please provide us with your detailed legal analysis. In addition, please refer to Rule 261(c) and Rule
         251(a) of Regulation A and revise your offering circular accordingly.
3.       We note the following disclosure from the offering circular:

             You have not yet formally engaged any contractors to complete the development of the Framework and the POS, and it will take at least six months from the point of final engagement of all necessary contractors to complete a fully functioning model of the
             Framework and the POS (page 46);

             You have not yet formally engaged an outside developer to create the token smart contract, and it will take at least two months from the point of engagement to complete a fully functioning model of the smart contract to govern the tokens (page 104); and

             You have not yet formally engaged an outside developer to create the coin smart contract, and it will take at least three months from the point of engagement to complete a fully functioning model of the smart contract to govern the coins (page
             112).

         Please revise to explain the expected timing of your offering in relation to the completion of development of the Framework, POS, token smart contract, and coin contract. Please be advised that, since you are not eligible to conduct a delayed offering, all of the material offering terms must be established and set forth in the offering statement prior to the time of qualification. Refer to Rule 251(d)(3) of Regulation A.
4. We note that you intend to qualify up to $1.0 million of your coins. It is not clear the basis for qualifying these coins. Please advise us as to the analysis you conducted in determining that these coins are securities and therefore eligible to be qualified on Form
         1-A.
5. We note your disclosure on page 65 regarding the PIAs and the Conversion Tokens.
         Please provide us with your detailed legal analysis regarding the exemption from registration you relied on or anticipate relying on for the issuance of Conversion Tokens.
 Charlie Uchill
CERES Coin LLC
May 31, 2019
Page 3
6. We note your response to comment 9. The way in which you use cross-references in the offering circular continues to create difficulty in the ease of its readability. In this respect, please revise to include the descriptive headers (e.g., "Plan of Distribution" or
         "Risk Factors") as well as the page numbers of the sections of the offering circular to which you are cross-referencing as opposed to the article number and subsection (e.g.,
         "ARTICLE XIV, Section 3") to enhance readability.
7. We note your response to comment 5, including the statement that you have revised the
         Token Rights Agreement, the Coin Rights Agreement, and the Subscription Agreement to
         specifically carve out claims under federal securities laws, and your revised disclosure on page 39.

             The changes you describe with respect to the Token Rights Agreement are not reflected in the exhibit you filed. Please file the revised version of the Token Rights
             Agreement.

             In the Subscription Agreement, it appears that the reference in
Section 13(o) to 13(o)
             should instead be a reference to 13(p), and the reference in
Section 13(p) to 13(n)
             should instead be a reference to 13(o). Please revise for clarity.


8. We reissue comment 5 in part. We note section 12(n) of your Subscription Agreement and section 12.16 of your Operating Agreement regarding waiver of jury trial.

             Describe the jury trial provisions, including how such provisions will impact your investors;

             Describe any questions as to enforceability under federal and state law;

             Clarify whether these provisions apply to claims under the federal securities laws and whether they apply to claims other than in connection with this offering;

             Clarify whether the provisions will apply to secondary purchasers;

          To the extent these provisions apply to federal securities law claims, please revise the disclosure and the Agreements to state that by agreeing to the provision, investors will not be deemed to have waived the company's compliance with the federal securities
FirstName laws and the rules and regulations thereunder.
           LastNameCharlie Uchill
Comapany note that Section 13(o)(iii) of your Subscription Agreement states that "all hearings
9.   We NameCERES Coin LLC
May 31, 2019 Page 3 in Washington D.C., Illinois." Please revise for clarity.
     will take place
FirstName LastName
 Charlie Uchill
FirstName LastNameCharlie Uchill
CERES Coin LLC
Comapany NameCERES Coin LLC
May 31, 2019
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FirstName LastName
Article I: About This Offering Circular; Forward-Looking Statements, page 13

10. We note your response to comment 12, and your statement here and elsewhere in the offering circular that summaries of certain agreements, documents, and records do not purport to be complete and are qualified in their entirety by reference to the respective agreements. As you are responsible for the accuracy of the information in the filing, this type of disclaimer is not appropriate. While disclosure may direct investors to read the entirety of the applicable agreement for a more complete discussion, the description of the material terms of the applicable agreement must be complete. Please revise accordingly here and elsewhere in the prospectus as necessary.
Article III: Risk Factors, page 25

11. We note your response to comment 4. Please include a risk factor that highlights the risk to your investors that you may be subject to regulatory oversight, compliance and potential litigation to the extent it is determined that you are operating as an unregistered money transmitter or money services business.
12. Please add risk factor disclosure addressing the potential regulatory risks under the federal securities laws with respect to your operations, including the secondary trading of digital assets on your platform and the manner in which you receive compensation for digital asset transactions. In this regard, please address the potential risks of being subject to regulation as a national securities exchange or alternative trading system, or as a broker-
         dealer.
Article IV: Description of Business
Description of Blockchain Business, page 43

13. We note your response to comment 16 and your revised disclosure, and we reissue the comment in part. Please revise to include an update on the recently launched beta versions of the Framework, the Coins, and the POS that you reference in order to provide additional details regarding the operational activities performed and relevant operating and financial metrics. Please also discuss any barriers to entry. For example, we note that all users, including dispensaries, will be required to set up a wallet. Please clarify if dispensaries typically have wallet accounts and, if not, whether this may pose a challenge to your business model.
14. Please describe in more detail the criteria and selection process for the key stakeholders that would serve as the validators on your framework.
Coin Buyback/Buyback Price, page 50

15. We note your response to comment 18 and your revised disclosure. We further note that you still reserve the right to conduct a buyback at any time other than the automatic, hardcoded buyback times in your discretion. Please revise to describe how you plan to
 Charlie Uchill
FirstName LastNameCharlie Uchill
CERES Coin LLC
Comapany NameCERES Coin LLC
May 31, 2019
May 31, 2019 Page 5
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FirstName LastName
         notify investors of the timing of any discretionary buyback, and how much notice investors will receive in advance of a discretionary buyback.
16. We note your disclosure that "Each person holding a Coin at the time of a Buyback will receive an aggregate amount equal to the total dollar-for-dollar value of the respective
         Coins." Please revise to clarify how you plan to calculate the "value" of the Coins at the time of each Buyback.
17. We note your response to comment 20. We are unable to agree with your analysis that the exception in Rule 102(b)(4) is available for the buyback transactions contemplated in your offering circular. In this respect, we note that it appears that if the company engages in the proposed Coin buyback plan while, at the same time, it also engages in a continuous distribution of the Coins, such activity may be inconsistent with Rule 102 of
         Regulation M.
Article V: Dilution
Existing Options, page 65

18. We note your disclosure in this section indicating that Sean McNamara holds 1,000,000
         Option Tokens. However, the disclosure on page 98 indicates that he holds 2,000,000
         Option Tokens. Please revise for consistency.
Plan of Distribution of Tokens, page 68

19. Please tell us how you intend to enable subsequent transfers of the tokens being issued in this offering in compliance with the federal securities laws. In addition, in all instances wherein you discuss the potential secondary trading or offer of the tokens on one or more
         Token Trading Platforms, please revise to clearly indicate that currently there are no registered or approved third-party platforms to support the secondary trading of your tokens.
20. We note your disclosure on page 69 that a purchaser will have to open an ERC-20 compatible wallet given that you intend the Tokens to be sold using an Ethereum blockchain. Your disclosure in footnote 30, however, indicates that the network is subject to change. Please clarify how and when investors will be made aware of such a change.
21. Please explain to us why you have included procedures to "round down to the nearest whole Token" for cash subscriptions given that the price per token is $1.00.
22. Please discuss the AML/KYC verifications that will be applicable for the opening and use of a Token Clearing Account and identify the party responsible for conducting such verifications.
Intermediaries/Consultants, page 71

23. Please tell us how you intend to decide whether or not you will utilize broker-dealers in
 Charlie Uchill
FirstName LastNameCharlie Uchill
CERES Coin LLC
Comapany NameCERES Coin LLC
May 31, 2019
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         the offer and sale of your Tokns and how you intend to satisfy any regulatory requirements you would have if you do decide to utilize such entities. Procedures for Purchasing Tokens; Rejection by Company, page 73

24. We note your response to comment 26 and your revised disclosure in this section, and we reissue the comment. Please revise this section to disclose the following:

             In the event subscriptions are rejected in whole or in part, the form refunds will take to purchasers who paid using Bitcoin, Bitcoin Cash, Ether, and/or Litecoin; and

             If rejected subscriptions are paid for using Bitcoin, Bitcoin Cash, Ether, and/or
             Litecoin, how you will determine the amount of the refund if the value of the Bitcoin,
             Bitcoin Cash, Ether, and/or Litecoin has changed.
Approved Forms of Payment; Payment Mechanics; Approved Cryptocurrency, page 74

25. We note your response to comment 28 and the revisions regarding the procedures for payment with cryptocurrency. As currently drafted, it is unclear how the "Preliminary AC
         Exchange Value" or the "Final AC Exchange Value" that will be used is an "accepted standard" for determining the fair value of the cryptocurrency. In this respect, please revise your disclosure in this section to disclose from where you intend to obtain the spot price for each Approved Cryptocurrency that you intend to accept, both at the time of the determination of the Preliminary AC Exchange Value and at the time of the determination of the Final AC Exchange Value. To the extent that you may use a different source for this exchange price information in the future, please disclose how and at what point you intend to communicate such a change to investors. Please revise and refer to Note to
         Paragraph (a) of Rule 251 of Regulation A for guidance.
26. We note your response to comment 31 and your revised disclosure in this section, and we reissue the comment in part. Please further revise to discuss the risks to and rights of investors during the period between your receipt of investor funds and the applicable AC
         Settlement Date. For example, please explain what happens if the company dissolves or liquidates, or if the offering is terminated, prior to a settlement and/or when the Tokens are distributed. Please also describe any contingencies to settlement. Finally, we note that your response to comment 31 states "the settlement time has been reduced to one (1)
         business day from the later of the receipt of all "Subscription Deliveries" and the date the
         "Purchase Price" is received and fully cleared." However, we note that your disclosure on page 74 of the offering circular states, "To the extent an investor's Token Subscription
         Deliveries are accepted by the Company, in whole or in part, settlement with respect to the purchase and sale of the subject Tokens will (subject to the volume of Token subscriptions received) occur within fifteen (15) days from the later of: (i) the date of the Company's acceptance of the subject Token Subscription Deliveries; and (ii) the date the subject investor's purchase funds have fully cleared and made available to the Company." Please
 Charlie Uchill
FirstName LastNameCharlie Uchill
CERES Coin LLC
Comapany NameCERES Coin LLC
May 31, 2019
May 31, 2019 Page 7
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FirstName LastName
         revise for consistency.
Additional Advertising, page 77

27. We note your response to comment 8. Please be advised that you are responsible for considering each communication, including each future use or distribution of your White
         Paper and Executive Summary, in light of the broad definition of an offer and ensuring that you have included all required legends and links to the offering circular pursuant to
         Rule 255. Additionally, please be advised that you are required to file such materials as an exhibit to the offering statement. Refer to Item 17(13) of Part III of Form 1-
         A. Finally, please remove the disclaimer in this section that investors may not rely upon such additional materials as investors are able to rely on the information provided to them by you.
Article XIII: Interest of Management and Others in Certain Transactions, page
102

28. We note your disclosure, including on pages 25, 63, and 90, indicating that CMS has lent certain funds to the company. We further note your disclosure on page 102 stating that
         CMS is and will remain the company's sole equity holder and "is primarily owned by
         CoolMellon LLC, which is owned solely by Charlie Uchill and Greg Anderson." Please provide all of the disclosure required by Item 13 of Form 1-A with respect to this transaction.
Article XIV: Securities Being Offered
Form of Tokens; Standard; Validation; Status of Completion, page 104

29. Please describe in more detail the material "standards" applicable to the ST-20 Token
         Security Standard upon which your Tokens will be built.
Record Keeping; Token Ledger; Transfer Agent, page 110

30. We note that you initially intend to maintain an internal Token Ledger and internal Coin
         Ledger relating to token and coin holdings. Please expand your disclosure for each ledger to describe the following:

             Who is responsible for updating the internal ledgers to reflect transactions;

             How holders may ascertain their current balance and the status of any transfers;

             How transfers and other changes in holdings are communicated to holders ; and

             How a transfer through the Ethereum public blockchain infrastructure and/or
             Framework to a wallet triggers an update to the internal ledgers. Charlie Uchill
CERES Coin LLC
May 31, 2019
Page 8
         Please also clarify if the internal ledgers will also be used to ensure that transfers are being conducted in compliance with the federal securities laws.
31. We note your disclosure stating that you plan to engage "a qualified, third-party, transfer agent/intermediary . . . to fully take over the handling and management of the Token
         Ledger." Please revise to give more detail regarding your expected timeline for engaging a transfer agent and disclose whether you plan to engage a registered transfer agent. Refer to Rule 12g5-1(a)(7) under the Exchange Act.
Financial Statements, page 115

32.      Please update your financial statements in accordance with paragraph
(b) of Part F/S in
         Form 1-A.
Exhibits

33.      We note your response to comment 40, and we reissue the comment.
Section 3(a) of the
         Subscription Agreement still requires an investor to represent that it has "read" the offering materials. Please note that it is inappropriate to require an investor to represent that it has read the offering materials and remove this language from the Subscription
         Agreement.
        You may contact Benjamin Phippen, Staff Accountant, at 202-551-3697 or Amit Pande,
Accounting Branch Chief, at 202-551-3423 if you have questions regarding comments on the financial statements and related matters. Please contact Sara von Althann, Attorney-Advisor, at
202-551-3207 or Erin E. Martin, Legal Branch Chief, at 202-551-3391 with any other questions.



FirstName LastNameCharlie Uchill                                 Sincerely,
Comapany NameCERES Coin LLC
                                                                 Division of
Corporation Finance
May 31, 2019 Page 8                                              Office of
Financial Services
FirstName LastName